Exhibit L

Execution Version

CONTRIBUTION AGREEMENT

This Contribution Agreement (this “Agreement”), dated as of December 29, 2021 (the “Effective Date”), is entered into by and between OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”) and Oasis Investment Holdings LLC, a Delaware limited liability company (“Oasis Investment Holdings”). OMS Holdings and Oasis Investment Holdings are referred herein from time to time each as a “Party” and together as the “Parties.” Capitalized terms not defined in this Agreement shall have the meaning ascribed to such terms in the Oasis Investment Holdings LLCA (defined below).

RECITALS

WHEREAS, OMS Holdings desires to contribute all of the right, title and interest in and to 12,000,000 common units representing limited partner interests in Oasis Midstream Partners LP, a Delaware limited partnership (“OMP”), owned by OMS Holdings (the “Contributed Units”) to Oasis Investment Holdings.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

AGREEMENTS

1. Contribution of the Units. Effective as of the Effective Date: (i) OMS Holdings hereby contributes, conveys, assigns, transfers and delivers all of OMS Holdings’ right, title and interest in and to the Contributed Units to Oasis Investment Holdings and (ii) Oasis Investment Holdings hereby accepts the Contributed Units and issues Member Interests representing an 87.3% Percentage Interest in Oasis Investment Holdings to OMS Holdings in exchange therefor.

2. Oasis Investment Holdings Company Agreement. Immediately following entry into this Agreement, the Parties shall enter into an amended and restated limited liability company agreement of Oasis Investment Holdings in the form attached hereto as Exhibit A (the “Oasis Investment Holdings LLCA”).

3. Representations and Warranties of OMS Holdings. OMS Holdings hereby represents and warrants to Oasis Investment Holdings as of the date of this Agreement as follows:

a. Organization; Good Standing. OMS Holdings is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

b. Authority. OMS Holdings has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by OMS Holdings of this Agreement has been duly and validity authorized by all necessary action on the part of OMS Holdings. This Agreement has been duly and validly executed by OMS Holdings and (assuming due authorization, execution and delivery by Oasis Investment Holdings) constitutes the legal, valid and binding obligation of OMS Holdings, enforceable against OMS Holdings in accordance with the terms and conditions hereof, subject to any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors generally.

c. No Conflicts; Consents and Approvals. The consummation by OMS Holdings of the transactions contemplated by this Agreement will not (i) violate or conflict with any provision of any organizational documents of OMS Holdings or OMP, (ii) violate or result in a violation of any law to which OMS Holdings is subject or (iii) result in the imposition or creation of any lien, claim or encumbrance on any assets of Oasis Investment Holdings or any of the Contributed Units. No consent of, with or to any governmental authority is required to be obtained or made by OMS Holdings in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

d. Ownership of the Acquired Interests. OMS Holdings (a) owns all of the Contributed Units beneficially and of record, free and clear of all liens, claims and encumbrances, other than those set forth in the organizational documents of Oasis Investment Holdings and OMP or arising from restrictions on the sale of securities under applicable securities laws and (b) is the sole holder of the Contributed Units and the rights and obligations associated therewith. Except for this Agreement and the Agreement and Plan of Merger, dated as of October 25, 2021, by and among Crestwood Equity Partners LP, Oasis Midstream Partners LP, OMP GP, Project Falcon Merger Sub LLC and Project Phantom Merger Sub LLC, OMS Holdings is not a party to any written or verbal agreement obligating OMS Holdings to sell, transfer or otherwise dispose of any of the Contributed Units, or any voting trust, proxy or other agreement or understanding, as applicable, with respect to any of the Contributed Units.

e. Litigation; Orders. There are no (i) actions, claims, suits or proceedings by or before any governmental authority pending or threatened in writing against OMS Holdings or (ii) outstanding orders, writs, judgments, injunctions, stipulations, settlement agreements, determinations, awards or decrees to which OMS Holdings is a party or is otherwise bound, in each case, except as would not reasonably be expected, individually or in the aggregate, to prevent, materially impede or materially delay OMS Holdings’ ability to consummate the transactions contemplated by this Agreement.

4. Representations and Warranties of Oasis Investment Holdings. Oasis Investment Holdings hereby represents and warrants to OMS Holdings as of the date of this Agreement as follows:

a. Organization; Good Standing. Oasis Investment Holdings is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

b. Authority. Oasis Investment Holdings has all necessary limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Oasis Investment Holdings of this Agreement has been duly and validity authorized by all necessary limited liability company action on the part of Oasis Investment Holdings. This Agreement has been duly and validly executed by Oasis Investment Holdings and (assuming due authorization, execution and delivery by OMS Holdings) constitutes the legal, valid and binding obligation of Oasis Investment Holdings enforceable against Oasis Investment Holdings in accordance with the terms and conditions hereof, subject to any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors generally.

c. No Conflicts; Consents and Approvals. The consummation by Oasis Investment Holdings of the transactions contemplated by this Agreement will not (i) violate or conflict with any provision of any organizational documents of Oasis Investment Holdings or OMP or (ii) violate or result in a violation of any law to which Oasis Investment Holdings is subject. No consent of, with or to any governmental authority is required to be obtained or made by Oasis Investment Holdings in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

d. Litigation; Orders. There are no (i) actions, claims, suits or proceedings by or before any governmental authority pending or threatened in writing against Oasis Investment holdings or (ii) outstanding orders, writs, judgments, injunctions, stipulations, settlement agreements, determinations, awards or decrees to which Oasis Investment Holdings is a party or is otherwise bound, in each case, except as would not reasonably be expected, individually or in the aggregate, to prevent, materially impede or materially delay Oasis Investment Holdings’ ability to consummate the transactions contemplated by this Agreement.

5. No Other Representations. Notwithstanding anything to the contrary in this Agreement, no Party makes any representation or warranty in any provision of this Agreement or otherwise, except as expressly set forth herein.

6. Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal income tax purposes, the contribution of the Contributed Units to Oasis Investment Holdings shall be treated as a contribution of property to a partnership in exchange for an interest in the partnership in which gain is recognized under Section 721(b) of the Internal Revenue Code of 1986, as amended.

7. Further Assurances. Without any further consideration, the Parties shall take all such actions, including executing and delivering all such documents and certificates, as may be deemed necessary or appropriate to evidence the transactions set forth in this Agreement and to carry out the intent and purposes of this Agreement.

8. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

9. No Third Party Rights. The provisions of this Agreement are intended to bind the Parties as to each other and are not intended to and do not create rights in any other person or confer upon any other person any benefits, rights or remedies, and no person is or is intended to be a third party beneficiary of any of the provisions of this Agreement.

10. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware without reference to principles of conflicts of law that would result in the application of the laws of another jurisdiction.

11. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. If any provision of this Agreement is, to any extent, held invalid or unenforceable in any respect under applicable law, the Parties shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by applicable law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties to the greatest extent legally permissible.

12. Amendments. Subject to the provisions of applicable law, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by the Parties.

13. Integration. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained in this Agreement, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

14. Headings; References, Interpretation. All headings in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any of the provisions hereof. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, and not to any particular provision of this Agreement. All references herein to Sections shall, unless the context requires a different construction, be deemed to be references to the Sections of this Agreement. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural and vice versa. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation,” “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

15. Counterparts. This Agreement may be executed in one or more counterparts, including electronic, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The delivery of an executed counterpart copy of this Agreement by facsimile or electronic transmission in portable document format (.pdf) shall be deemed to be the equivalent of delivery of the originally executed copy thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the Effective Date.

OMS HOLDINGS LLC

By:	/s/ Michael H. Lou
Name:	Michael H. Lou
Title:	Chief Financial Officer, Executive Vice President

OASIS INVESTMENT HOLDINGS LLC

By:	/s/ Richard N. Robuck
Name:	Richard N. Robuck
Title:	Senior Vice President Finance and Treasurer